Exhibit 99.1

BAIJIAYUN GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in US$, except for share data)

	December 31, 2024	June 30, 2024
ASSETS
Current assets
Cash and cash equivalents	14,532,718	8,703,667
Restricted cash	373,175	374,824
Notes receivable	39,565	177,663
Accounts receivable, net	27,878,800	23,971,889
Prepayments	8,636,324	6,595,391
Prepayments - related parties	64,622	64,908
Inventories	7,799,725	4,700,910
Prepaid expenses and other current assets, net	2,240,492	5,312,956
Total current assets	61,565,421	49,902,208

Property and equipment, net	89,477	130,105
Intangible assets, net	5,019,709	5,648,474
Operating lease right of use assets, net	573,698	700,108
Deferred tax assets, net	3,204,114	3,078,958
Goodwill	1,419,216	1,425,485
Other non-current assets, net	520,371	317,707
Total non-current assets	10,826,585	11,300,837
Total assets	72,392,006	61,203,045

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	9,165,262	8,531,484
Accounts and notes payable	12,550,523	10,059,514
Accounts payable - related parties	384,379	—
Contract liabilities	12,157,482	9,076,583
Income tax payable	1,508,207	1,567,744
Deferred revenue	620,861	874,524
Due to related parties	57,540	115,588
Operating lease liabilities, current	213,216	124,512
Accrued expenses and other liabilities	2,290,078	5,344,323
Total current liabilities	38,947,548	35,694,272

Deferred tax liabilities	538,502	593,055
Operating lease liabilities, non-current	393,972	503,847
Convertible notes payable	7,227,397	—
Total non-current liabilities	8,159,871	1,096,902
Total liabilities	47,107,419	36,791,174

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (par value $0.0001 per share; 400,000,000 shares authorized, 13,297,734 and 13,297,734 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively) (1)	1,330	1,330
Class B ordinary shares (par value $0.0001 per share; 460,000,000 shares authorized, 5,957,690 and 5,957,690 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively) (1)	596	596
Additional paid-in capital (1)(2)	133,500,319	133,091,187
Statutory reserve	1,117,828	1,117,828
Accumulated deficit	(105,551,134)	(106,197,907)
Accumulated other comprehensive loss	(2,835,791)	(2,708,945)
Total shareholders’ equity attributable to Baijiayun Group Ltd	26,233,148	25,304,089
Non-controlling interests	(948,561)	(892,218)
Total shareholders’ equity	25,284,587	24,411,871
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,392,006	61,203,045

(1)	Retrospectively restated for the 1-for-5 reverse stock split effective on May 30, 2024 and change in capital structure on September 27, 2024.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAIJIAYUN GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(All amounts in US$, except for share data)

	For the Six Months Ended December 31,
	2024	2023
Revenues	25,278,428	30,539,962
Cost of revenues	(20,381,763)	(23,695,634)
Gross profit	4,896,665	6,844,328

Operating expenses
Selling and marketing expenses	(2,284,372)	(3,105,577)
General and administrative expenses	(3,528,081)	(18,601,109)
Research and development expenses	(1,768,034)	(5,213,203)
Total operating expenses	(7,580,487)	(26,919,889)
Loss from operations	(2,683,822)	(20,075,561)

Interest income	31,180	149,684
Interest expense	(193,909)	(407,960)
Investment income	—	73,989
Other income, net	3,249,454	1,167,659
Income (loss) before income taxes	402,903	(19,092,189)
Income tax benefit (expense)	187,527	(127,502)
Net income (loss)	590,430	(19,219,691)
Less: Net income (loss) attributable to non-controlling interests	(56,343)	(371,333)
Net income (loss) attributable to the Company	646,773	(18,848,358)
Net income (loss) attributable to the ordinary shareholders	646,773	(18,848,358)

Net income (loss)	590,430	(19,219,691)
Other comprehensive income (loss)
Foreign currency translation adjustments	(126,846)	1,476,799
Comprehensive income (loss)	463,584	(17,742,892)
Less: Comprehensive income (loss) attributable to non-controlling interests	(56,343)	(371,333)
Comprehensive income (loss) available to the Company	519,927	(17,371,559)
Comprehensive income (loss) attributable to the ordinary shareholders	519,927	(17,371,559)

Weighted average number of ordinary shares outstanding (1)
Basic	19,255,424	19,255,424
Diluted	21,716,463	19,255,424

Earnings (loss) per share (1)
Basic	0.03	(0.98)
Diluted	0.03	(0.98)

(1)	Retrospectively restated for the 1-for-5 reverse stock split effective on May 30, 2024.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAIJIAYUN GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in US$, except for share and per share data)

	Class A		Class B					Accumulated
	ordinary shares of		ordinary shares of		Additional			Other	Non-	Total
	Baijiayun Group Ltd		Baijiayun Group Ltd		paid-in	Statutory	Accumulated	comprehensive	controlling	shareholder’
	Shares(1)	Amount	Shares(1)	Amount	capital	reserve	Deficit	loss	interests	equity
Balance, July 1 2023	10,019,844	1,002	9,235,580	924	116,398,052	1,117,828	(24,343,274)	(4,461,572)	343,361	89,056,321
Net loss	-	-	-	-	-	-	(81,854,633)	-	(1,229,446)	(83,084,079)
Share-based compensation	-	-	-	-	16,693,135	-	-	-	-	16,693,135
Conversion of Class B Ordinary Shares into Class A Ordinary Shares	3,277,890	328	(3,277,890)	(328)	-	-	-	-	-	-
Non-controlling interests arising from acquisition of subsidiaries	-	-	-	-	-	-	-	-	(6,133)	(6,133)
Foreign currency translation adjustments	-	-	-	-	-	-	-	1,752,627	-	1,752,627
Balance as of June 30, 2024	13,297,734	1,330	5,957,690	596	133,091,187	1,117,828	(106,197,907)	(2,708,945)	(892,218)	24,411,871
Net income							646,773		(56,343)	590,430
Share-based compensation					409,132					409,132
Foreign currency translation adjustments								(126,846)	-	(126,846)
Balance as of December 31, 2024	13,297,734	1,330	5,957,690	596	133,500,319	1,117,828	(105,551,134)	(2,835,791)	(948,561)	25,284,587

(1)	Retrospectively restated for the 1-for-5 reverse stock split effective on May 30, 2024 and change in capital structure on September 27, 2024.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAIJIAYUN GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$)

	For the Six Months Ended December 31,
	2024	2023
Cash flows from operating activities
Net income (loss)	590,430	(19,219,691)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization expenses	867,657	844,693
Amortization of operating lease right of use assets	163,310	544,267
Provision for doubtful accounts	—	2,199,462
Deferred income taxes benefit	(141,066)	(722,660)
Investment income on short-term investments	—	(73,990)
Share-based compensation	409,132	14,879,141
Amortization of debt issuance cost	27,397	—
Changes in operating assets and liabilities:
Accounts receivable	(4,012,331)	3,462,786
Accounts receivable – related parties	—	643,079
Notes receivable	137,316	(530,635)
Prepayments	(1,449,938)	1,514,771
Prepayments – related parties	—	(66,437)
Inventories	(3,119,488)	(2,378,772)
Due from related parties	—	(43,103)
Prepaid expenses and other current assets, net	3,049,102	(20,944)
Other non-current assets	(204,061)	1,820,067
Accounts and notes payable	2,919,628	(5,121,665)
Accounts and notes payable – related parties	—	(7,680)
Contract liabilities	3,120,815	2,576,638
Income tax payable	(50,273)	671,081
Deferred revenue	(249,818)	(10,807)
Operating lease liabilities	(21,171)	(526,195)
Due to related parties	(57,540)	11,177
Accrued expenses and other liabilities	(3,351,121)	(795,941)
Net cash used in operating activities	(1,372,020)	(351,358)

Cash flows from investing activities
Acquisition of property and equipment	(15,148)	(607)
Purchases of short-term investments	—	(7,452,096)
Redemption of short-term investments	—	13,018,466
Cash from acquired company	—	159,175
Net cash (used in) provided by investing activities	(15,148)	5,724,938

	For the Six Months Ended December 31,
	2024	2023
Cash flows from financing activities
Net proceeds from issuance of convertible notes	6,580,000	—
Repayment of convertible notes	—	(10,000,000)
Loans from related parties	—	30,000,000
Proceeds from short-term borrowings	684,997	—
Repayment of short-term borrowings	(13,700)	—
Net cash provided by financing activities	7,251,297	20,000,000

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(36,727)	(361,331)
Net increase in cash, cash equivalents and restricted cash	5,827,402	25,012,249
Cash, cash equivalents and restricted cash at beginning of the period	9,078,491	12,857,176
Cash, cash equivalents and restricted cash at end of the period	14,905,893	37,869,425

Supplemental cash flow information
Cash paid for interest expense	125,791	79,633
Cash paid for income tax	13,902	26,988

Non-cash operating, investing and financing activities
Payable arising from business combination	—	252,009

Reconciliation of cash, cash equivalents and restricted cash to the unaudited condensed consolidated balance sheets

	December 31, 2024	December 31, 2023
Cash and cash equivalents	14,532,718	37,869,425
Restricted cash	373,175	—
Total cash, cash equivalents and restricted cash	14,905,893	37,869,425

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAIJIAYUN GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 - NATURE OF THE ORGANIZATION AND BUSINESS

BaiJiaYun Limited (“BJY”) was incorporated on April 22, 2021, under the laws of the Cayman Islands as an exempted company with limited liability. BJY commenced operations on May 22, 2017, through its variable interest entity, BaiJiaYun Group Co., Ltd. (formerly known as “Beijing Baijia Shilian Technology Co., Ltd.”) (“VIE” or “BaiJiaYun VIE”), a limited liability company established under the laws of the People’s Republic of China (“PRC”), and the VIE’s subsidiaries. BJY is a global cloud computing company focusing on SaaS/PaaS and Video AI areas and provides comprehensive video and audio solutions to customers in various industries, including education, finance, healthcare, and information technology for their development and innovation.

On July 18, 2022, BJY entered into an agreement and plan of merger (the “Merger Agreement”) with Fuwei Films (Holdings) Co., Ltd. (“Fuwei”). Fuwei is principally engaged in the manufacture and distribution of high-quality plastic film using the biaxially-oriented stretch technique (“BOPET film business”). Pursuant to the Merger Agreement, a wholly-owned subsidiary of Fuwei, Fuwei Films (BVI) Co., Ltd. (“Fuwei BVI”), will be merged with and into BJY, with BJY being the surviving entity and a wholly-owned subsidiary of Fuwei (the “Merger”). Shareholders of BJY will exchange all of the issued and outstanding shares of BJY immediately prior to the Merger for newly issued shares of Fuwei. The Merger and all transactions contemplated by the Merger Agreement and plans of merger were consummated on December 23, 2022, upon which Fuwei changed its name to “Baijiayun Group Ltd” (collectively with BJY, subsidiaries of BJY, VIE and VIE’s subsidiaries, the “Company”). On March 9, 2023, the Company entered into a security purchase agreement with Aoji Holdings Co., Ltd, pursuant to which the Company agreed to dispose 100% of the equity interest of Fuwei BVI and the BOPET film business operated through Fuwei Films (Shandong) Co., Ltd., a wholly-owned subsidiary of Fuwei BVI, to Aoji Holdings Co., Ltd for a cash consideration of $30.0 million (the “Fuwei Disposition”). In connection with the Fuwei Disposition, the results of operations of Fuwei were classified as discontinued operations for the year ended June 30, 2023.

On September 7, 2021, BaiJiaYun WFOE entered into a series of agreements (the “VIE Agreements”) with BaiJiaYun VIE and the shareholders of BaiJiaYun VIE. The VIE Agreements are designed to provide BaiJiaYun WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of BaiJiaYun VIE, including absolute control rights and the rights to the management, operations, assets, property and revenue of BaiJiaYun VIE. The purpose of the VIE Agreements is solely to give BaiJiaYun WFOE the controlling financial interest over BaiJiaYun VIE’s management and operations.

On September 7, 2021, BJY completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of BaiJiaYun prior to the reorganization. BaiJiaYun and BaiJiaYun HK were established as the holding companies of BaiJiaYun WFOE. BaiJiaYun WFOE is the primary beneficiary of BaiJiaYun VIE and its subsidiaries, and all of these entities are under common control which results in the consolidation of BaiJiaYun VIE and its subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value (“Reorganization”). The unaudited condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the unaudited condensed consolidated financial statements.

On January 2, 2023, BaiJiaYun WFOE terminated its VIE Agreements with BaiJiaYun VIE and the shareholders of BaiJiaYun VIE. As a result, BaiJiaYun WFOE will no longer exercise effective control over, or receive substantially all of economics benefits of the VIE and its subsidiaries. On the same date, Zhejiang WFOE entered into a series of agreements, including exclusive technical and consulting services agreement, powers of attorney, exclusive options agreements and equity interest pledge agreement with BaiJiaYun VIE and the shareholders of BaiJiaYun VIE to provide Zhejiang WFOE with the power, rights and obligations equivalent in all material aspects to those it would possess as the sole equity holder of BaiJiaYun VIE, including absolute control rights and the rights to the management operations, assets, property and revenue of BaiJiaYun VIE. The purpose of these VIE agreements is solely to give Zhejiang WFOE the controlling financial interest over BaiJiaYun VIE’s management and operations. The change of WFOE from BaiJiaYun WFOE to Zhejiang WFOE had no impact on the Company’s consolidation of BaiJiaYun VIE, because BaiJiaYun WFOE and Zhejiang WFOE are both subsidiaries of the Company and the change of WFOE was conducted under common control. The key terms of the VIE agreements signed with Zhejiang WFOE are substantially similar to the VIE agreements signed with BaiJiaYun WFOE.

On June 29, 2023, Zhejiang WFOE entered into a series of agreements and established new contractual arrangements with BaiJiaYun VIE and its shareholders to reflect the changes in BaiJiaYun VIE’s shareholders, and the previous contractual arrangements were terminated. The replacement of the VIE agreements had no impact on the Company’s consolidation of BaiJiaYun VIE, because the key terms of the new VIE agreements and the previous VIE agreements (collectively referred as the “New VIE Agreements”), both signed between Zhejiang WFOE and BaiJiaYun VIE’s shareholders, are substantially similar.

VIE Agreements with BaiJiaYun VIE

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting customers and suppliers), is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in value-added telecommunications services (except for e-commerce) in accordance with the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List and other applicable laws and regulations. BJY is a Cayman holding company of BaiJiaYun WFOE and Zhejiang WFOE and is a foreign invested enterprise. To comply with these regulations, the Company conducts substantially all of its activities in PRC through BaiJiaYun VIE and its subsidiaries, and Baijia Cloud Technology. As such, BaiJiaYun VIE, its subsidiaries and Baijia Cloud Technology are controlled through VIE Agreements in lieu of direct equity ownership by the Company.

The key terms of the VIE Agreements, signed between BaiJiaYun VIE and BaiJiaYun WFOE and effective from September 7, 2021 to January 2, 2023, are as summarized below:

Shareholders’ Power of Attorney

Pursuant to the shareholders’ Power of Attorney entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and the shareholders of BaiJiaYun VIE, each shareholder of BaiJiaYun VIE irrevocably authorized BaiJiaYun WFOE or any person(s) designated by BaiJiaYun WFOE to exercise such shareholder’s rights in BaiJiaYun VIE, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder’s equity interest in BaiJiaYun VIE, and other shareholders’ voting rights permitted by the Articles of Association of BaiJiaYun VIE. The shareholders’ Power of Attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of BaiJiaYun VIE.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and the shareholders of BaiJiaYun VIE, the shareholders of BaiJiaYun VIE pledged all of their equity interests in BaiJiaYun VIE to BaiJiaYun WFOE to guarantee their and BaiJiaYun VIE’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders’ power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by BaiJiaYun WFOE in enforcing such obligations of BaiJiaYun VIE or its shareholders. In the event of default defined therein, upon written notice to the shareholders of BaiJiaYun VIE, BaiJiaYun WFOE, as pledgee, will have the right to dispose of the pledged equity interests in BaiJiaYun VIE and priority in receiving the proceeds from such disposition. The shareholders of BaiJiaYun VIE agree that, without BaiJiaYun WFOE’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness has been fully paid. The shareholders and BaiJiaYun VIE shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. BJY has completed the registration of the equity pledges with the relevant office of Administration for Market Regulation in accordance with the PRC Property Rights Law.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between BaiJiaYun WFOE and BaiJiaYun VIE, dated September 7, 2021, BaiJiaYun WFOE has the exclusive right to provide to BaiJiaYun VIE technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. BaiJiaYun WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. BaiJiaYun VIE agrees to pay BaiJiaYun WFOE service fees at an amount as determined by BaiJiaYun WFOE. This agreement will remain effective, and unless terminated in accordance with the provisions of this agreement or terminated in writing by BaiJiaYun WFOE. BaiJiaYun VIE shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. The exclusive business cooperation agreement took effective on September 7, 2021, and BaiJiaYun WFOE did not charge service fee to BaiJiaYun VIE for the six months ended December 31, 2024 and 2023.

Exclusive Option Agreement

Pursuant to the exclusive option agreement entered into on September 7, 2021, by and among BaiJiaYun WFOE, BaiJiaYun VIE and each of the shareholders of BaiJiaYun VIE, each shareholder of BaiJiaYun VIE irrevocably granted BaiJiaYun WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in BaiJiaYun VIE, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of BaiJiaYun VIE and BaiJiaYun VIE undertake that, without the prior written consent of BaiJiaYun WFOE, they may not increase or decrease the registered capital or change its structure of registered capital, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interests in BaiJiaYun VIE held by the shareholders of BaiJiaYun VIE are transferred or assigned to BaiJiaYun WFOE or its designated person(s). The shareholders and BaiJiaYun VIE shall not have any rights to terminate this agreement in any event unless otherwise required by PRC laws.

The key terms of the New VIE Agreements, signed between BaiJiaYun VIE and Zhejiang WFOE, the VIE agreements signed on January 2, 2023 and effective from January 2, 2023 to June 29, 2023, the VIE agreements signed on and effective since June 29, 2023, are as summarized below:

Exclusive Technical and Consulting Services Agreement

Under the exclusive technical and consulting services agreement between Zhejiang WFOE and the VIE, Zhejiang WFOE has the exclusive right to provide, among other things, technical support and consulting services to the VIE. Zhejiang WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. In addition, the VIE irrevocably grants Zhejiang WFOE an exclusive option to purchase any or all of the assets and business of the VIE at the lowest price permitted under PRC law.

Powers of Attorney

Under the powers of attorney among Zhejiang WFOE, the VIE, and each shareholder of the VIE, such shareholder irrevocably nominates, appoints, and constitutes Zhejiang WFOE and its successors as his or her attorney-in-fact to exercise any and all of his or her rights as a shareholder of the VIE, including rights to convene and attend shareholders’ meetings, nominate and elect directors, and appoint and dismiss the senior management of the VIE.

Exclusive Option Agreements

Under the exclusive option agreements among Zhejiang WFOE, the VIE, and each shareholder of the VIE, such shareholder irrevocably grants Zhejiang WFOE or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his or her equity interests in the VIE at the lowest price permitted under the PRC law.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements among Zhejiang WFOE, the VIE, and each shareholder of the VIE, such shareholder pledges all of his or her equity interests in the VIE to Zhejiang WFOE to secure the performance by the VIE and its shareholders of their respective obligations under the applicable contractual agreements. If the pledger or the VIE breaches its obligations under these contractual arrangements, Zhejiang WFOE, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in the VIE. The shareholders of the VIE undertakes that during the term of the pledge, without the prior written consent of Zhejiang WFOE, they shall not dispose of the pledged equity interests, create, or allow any encumbrance on the pledged equity interests or increase the registered capital of the VIE. Zhejiang WFOE also has the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

To further streamline the Company’s corporate structure and business operations, Baijia Cloud Technology, a then wholly-owned subsidiary of BaiJiaYun VIE, became directly owned by the shareholders of BaiJiaYun VIE. On December 29, 2023, Zhejiang WFOE entered into a series of contractual arrangements with Baijia Cloud Technology and its shareholders, including exclusive business cooperation agreement, powers of attorney, exclusive option agreements, and equity interest pledge agreements.

A summary of certain material terms of the currently effective contractual arrangements among Zhejiang WFOE, Baijia Cloud Technology, and their respective shareholders is as follows:

Exclusive Technical and Consulting Services Agreement

Under the exclusive technical and consulting services agreements between Zhejiang WFOE and Baijia Cloud Technology, Zhejiang WFOE has the exclusive right to provide, among other things, technical support and consulting services to Baijia Cloud Technology. Zhejiang WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of these agreements. In addition, Baijia Cloud Technology irrevocably grant Zhejiang WFOE an exclusive option to purchase any or all of the assets and business of Baijia Cloud Technology at the lowest price permitted under PRC law.

Powers of Attorney

Under the powers of attorney among Zhejiang WFOE, Baijia Cloud Technology, and each shareholder of Baijia Cloud Technology, such shareholder irrevocably nominates, appoints, and constitutes Zhejiang WFOE and its successors as his or her attorney-in-fact to exercise any and all of his or her rights as a shareholder of Baijia Cloud Technology, including rights to convene and attend shareholders’ meetings, nominate and elect directors, and appoint and dismiss the senior management of Baijia Cloud Technology.

Exclusive Option Agreements

Under the exclusive option agreements among Zhejiang WFOE, Baijia Cloud Technology, and each shareholder of Baijia Cloud Technology, such shareholder irrevocably grants Zhejiang WFOE or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his or her equity interests in Baijia Cloud Technology at the lowest price permitted under the PRC law.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements among Zhejiang WFOE, Baijia Cloud Technology, and each shareholder of Baijia Cloud Technology, such shareholder pledges all of his or her equity interests in Baijia Cloud Technology to Zhejiang WFOE to secure the performance by Baijia Cloud Technology and their respective shareholders of their obligations under the applicable contractual agreements. If the pledger or Baijia Cloud Technology breach the obligations under these contractual arrangements, Zhejiang WFOE, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Baijia Cloud Technology. The shareholders of Baijia Cloud Technology undertake that during the term of the pledge, without the prior written consent of Zhejiang WFOE, they shall not dispose of the pledged equity interests, create, or allow any encumbrance on the pledged equity interests or increase the registered capital of Baijia Cloud Technology. Zhejiang WFOE also has the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

BaiJiaYun VIE and Baijia Cloud Technology are collectively referred as the VIEs. The Company believes that the VIEs are considered variable interest entities under Accounting Codification Standards (“ASC”) 810, “Consolidation”, because the equity investors in BaiJiaYun VIE and Baijia Cloud Technology no longer have the characteristics of a controlling financial interest, and the Company, through BaiJiaYun WFOE and Zhejiang WFOE, is the primary beneficiary of the VIEs and controls the VIEs’ operations. Accordingly, the VIEs have been consolidated as deemed subsidiaries into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of the VIEs, which are identified variable interest entities of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with the VIEs reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of the VIEs. Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023) is obligated to absorb a majority of the loss from the VIEs’ activities and receive a majority of the VIEs’ expected residual returns. In addition, the VIEs’ shareholders have pledged their equity interest in the VIEs to Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023), irrevocably granted Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023) an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in the VIEs and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Zhejiang WFOE (or BaiJiaYun WFOE, prior to January 2, 2023). Under the accounting guidance, the Company is deemed to be the primary beneficiary of the VIEs and the financial positions, operating results and cash flows of the VIEs and the VIEs’ subsidiaries are consolidated in the Company for financial reporting purposes.

Additionally, pursuant to ASC 805, “Business Combinations”, as the Company and the VIEs are under common control, the Reorganization was accounted for in a manner similar to a pooling of interests. As a result, the Company’s historical amounts in the accompanying unaudited condensed consolidated financial statements give retrospective effect to the Reorganization, whereby the assets and liabilities of the VIEs and their subsidiaries are reflected at the historical carrying values and their operations are presented as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

As of December 31, 2024, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

	Date of	Place of	Ownership
Name of Entity	Incorporation	Incorporation	Percentage	Principal Activities
BaiJiaYun Limited (“BJY”)	April 22, 2021	Cayman Islands	100%	Investment holding
Subsidiaries of BJY
BaiJia Cloud Limited (“BaiJiaYun HK”)	May 6, 2021	Hong Kong	100%	Investment holding
Beijing Baishilian Technology Co., Ltd. (“BaiJiaYun WFOE”)	September 6, 2021	PRC	100%	Investment holding
Shenzhen Baishilian Technology Co., Ltd. (“Shenzhen Baishilian”)	October 27, 2021	PRC	100%	Provision of cloud computing services
Nanning Baishilian Information Technology Co., Ltd. (“Nanning Baishilian”)	September 13, 2021	PRC	100%	Investment holding
Nanjing Baishilian Technology Co., Ltd. (“Nanjing Baishilian”)	January 21, 2022	PRC	100%	Provision of cloud computing services
Zhejiang Baijiashilian Technology Co., Ltd. (“Zhejiang WFOE”)	December 28, 2022	PRC	100%	Investment holding

VIEs
BaiJiaYun Group Co., Ltd. (“BaiJiaYun VIE”)	May 22, 2017	PRC	100% owned through VIE agreements	Provision of cloud computing services
Baijia Cloud Technology Co., Ltd. (“BaiJia Cloud Technology “)	October 12, 2019	PRC	100% owned through VIE agreements	Provision of cloud computing services

VIEs’ Subsidiaries
Nanjing Baijia Cloud Technology Co., Ltd. (“Nanjing BaiJiaYun”)	June 13, 2018	PRC	100% owned by VIE	Provision of cloud computing services
Baijiayun Information Technology Co., Ltd. (“BaiJiaYun Information Technology”)	June 18, 2019	PRC	100% owned by VIE	Provision of cloud computing services
Guizhou Baijia Cloud Technology Co., Ltd. (“Guizhou BaiJiaYun”)	April 8, 2019	PRC	100% owned by VIE	Provision of cloud computing services
Beijing Baijiayun Digital Technology Co., Ltd. (formerly known as Beijing Haoyu Xingchen Cultural Communication Co., Ltd.) (“Haoyu Xingchen”)	June 23, 2020	PRC	100% owned by VIE	Provision of cloud computing services
Xi’an Baijiayun Information Technology Co., Ltd. (“Xi’an BaiJiaYun”)	January 7, 2021	PRC	51% owned by VIE	Provision of cloud computing services

	Date of	Place of	Ownership
Name of Entity	Incorporation	Incorporation	Percentage	Principal Activities
Henan Baijia Cloud Information Technology Co., Ltd. (“Henan BaiJiaYun”)	April 13, 2021	PRC	51% owned by VIE	Provision of cloud computing services
Wuhan BaiJiaShiLian Technology Co., Ltd. (“Wuhan BaiJiaShiLian”)	December 12, 2018	PRC	100% owned by VIE	Provision of cloud computing services
Guangxi Weifang Technology Co., Ltd. (“Guangxi Weifang”)	November 3, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Shanghai BaiJiaYun Technology Co., Ltd. (“Shanghai BaiJiaYun”)	October 22, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Beijing Deran Technology Co., Ltd (“Beijing Deran”)	May 29, 2012	PRC	100% owned by VIE	Provision of cloud computing services
Guangxi Hengsheng Information Technology Co.,	September 16, 2022	PRC	100% owned by VIE	Provision of cloud
Ltd. (“Guangxi Hengsheng”)				computing services
Guangxi Chuanghe Technology Co., Ltd. (“Guangxi Chuanghe”)	August 30, 2022	PRC	100% owned by VIE	Provision of cloud computing services
BaiJiaYun Technology Development (Shaanxi) Co., Ltd. (“Shaanxi BaiJiaYun”)	January 4, 2023	PRC	51% owned by VIE	Provision of cloud computing services
Beijing Baijia Yunlong Technology Co., Ltd (“Baijia Yunlong”)	April 12, 2023	PRC	100% owned by VIE	Provision of cloud computing services
Wuhan Qiyunshilian Technology Co., Ltd. (“Wuhan Qiyunshilian”)	January 13, 2021	PRC	100% owned by VIE	Provision of cloud computing services
Xinjiang BaiJiaYun Technology Co., Ltd.(“Xinjiang BaiJiaYun”)	March 28, 2005	PRC	51% owned by VIE	Provision of cloud computing services
Beijing Hydrogen Data Information Technology Co., Ltd. (“Beijing Hydrogen”)	December 1, 2014	PRC	100% owned by VIE	Provision of cloud computing services
Zhejiang Baijiayun Technology Co., Ltd. (“Zhejiang BaiJiaYun”)	January 16, 2023	PRC	100% owned by VIE	Provision of cloud computing services
Guangzhou BaiJiaYun Technology Co., Ltd.(“Guangzhou BaiJiaYun”)	April 16, 2024	PRC	100% owned by VIE	Provision of cloud computing services
Wuhan Baijia Cloud Technology Co.,Ltd.(“Wuhan BaiJiaYun”)	August 7, 2017	PRC	100% owned by VIE	Provision of cloud computing services
Baijiayi Digital Technology (Henan) Co., Ltd.	April 8, 2015	PRC	51% owned by VIE	Provision of cloud computing services

The following amounts and balances of the VIEs and their subsidiaries were included in the Company’s unaudited condensed consolidated financial statements after the elimination of intercompany balances and transactions as of December 31, 2024 and June 30, 2024 for the period then ended:

	As of December 31, 2024	As of June 30, 2024
	(in U.S. dollars)
ASSETS
Current assets
Cash and cash equivalents	6,179,297	5,433,349
Restricted cash	373,175	374,824
Short-term investments	—	4,269
Notes receivable	39,565	177,663
Accounts receivable, net	27,841,345	22,280,835
Prepayments	6,480,213	4,554,671
Prepayments - related parties	64,622	—
Inventories	8,991,525	4,700,910
Prepaid expenses and other current assets, net	1,839,010	6,302,420
Total current assets	51,808,752	43,828,941

Property and equipment, net	89,477	122,837
Intangible assets, net	8,114,006	7,720,451
Operating lease right of use assets, net	573,698	683,373
Deferred tax assets, net	3,091,390	2,964,354
Goodwill	1,419,216	1,425,485
Other non-current assets	401,181	317,707
Total non-current assets	13,688,968	13,234,207
Total assets	65,497,720	57,063,148

LIABILITIES
Current liabilities
Short-term borrowings	7,795,268	7,155,438
Accounts and notes payable	10,597,897	8,086,007
Accounts payable - related parties	384,379	—
Contract liabilities	12,996,029	8,408,893
Income tax payable	601,105	656,635
Deferred revenue	620,861	874,524
Due to related parties	57,540	115,588
Operating lease liabilities, current	213,216	109,822
Accrued expenses and other liabilities	2,054,332	3,352,401
Total current liabilities	35,320,627	28,759,308

Deferred tax liabilities	538,502	593,055
Operating lease liabilities, non-current	393,972	503,847
Total non-current liabilities	932,474	1,096,902
Total liabilities	36,253,101	29,856,210

	For the Six Months Ended
	December 31, 2024	December 31, 2023
Revenues	24,849,437	29,826,722
Cost of revenues	(19,584,369)	(19,733,057)
Total operating expenses	(4,544,226)	(23,118,852)
Net income(loss)	3,758,705	(13,142,002)
Net cash provided by (used in) operating activities	89,397	(224,095)
Net cash (used in) provided by investing activities	(15,148)	5,069,969
Net cash provided by (used in) financing activities	682,765	(9,983,033)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations other than the right-of-use assets. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries.

No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Risks in relation to the VIE structure

It is possible that the Company’s operations of certain of its businesses through the VIEs could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. The National People’s Congress approved the Foreign Investment Law on March 15, 2019, and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to the Company’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Company’s business, financial condition, and results of operations.

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

●	revoke the Company’s business and operating licenses;

●	require the Company to discontinue or restrict operations;

●	restrict the Company’s right to collect revenues;

●	block the Company’s platforms;

●	require the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

●	impose additional conditions or requirements with which the Company may not be able to comply; or

●	take other regulatory or enforcement actions against the Company that could be harmful to the Company’s businesses.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in the unaudited condensed consolidated financial statements as the Company may lose the ability to exert effective control over the VIEs and the VIEs’ shareholders, and the Company may lose the ability to receive economic benefits from the VIEs.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs, and the subsidiaries of the consolidated VIEs for which the Company or its subsidiaries are the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company or its subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of, and enjoy the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs, and the subsidiaries of the consolidated VIEs have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests.

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting. The purchase price of the acquisition is allocated to the assets, including separately identifiable assets the Company acquired, the liabilities the Company assumed, and non-controlling interests, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. The excess of fair values over the purchase price is recognized as a bargain purchase gain in earnings on the acquisition date. Acquisition-related expenses are expensed as incurred.

Consideration transferred in a business combination is measured at the fair value as of the date of acquisition. Where the consideration in an acquisition includes contingent consideration, and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in earnings.

Discontinued Operations

A discontinued operation represents: (i) a component of the Company or group of components that has been disposed of or is classified as held for sale in a single transaction and represents a strategic shift that has or will have a major effect on the Company’s operations and financial results or (ii) an acquired business that is classified as held for sale on the date of acquisition.

Assets are classified as “held for sale” when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve an action, commits to a plan to sell the assets; (2) the assets are available for immediate sale, in their present condition, subject only to sales terms that are usual and customary for sale of such assets; (3) an active program to locate a buyer and other actions required to complete the plan to sell the assets have been initiated; (4) the sale of assets is probable and is expected to be completed within one year; (5) assets are being actively marketed for a price that is reasonable in relation to their current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Assets classified as “held for sale” are reported at the lower of their carrying value or fair value less costs to sell. At the end of reporting period, if the fair value of the held for sale assets less costs to sell is lower than the carrying value of the assets, the Company will record an impairment loss. Depreciation and amortization of assets cease upon designation as “held for sale”.

The assets and liabilities of Fuwei BVI and its consolidated subsidiary have been classified as held for sale upon consummation of the Merger and prior to the completion of Fuwei Disposition. The related result of operations of Fuwei BVI and its consolidated subsidiary from consummation of the Merger to the completion of Fuwei Disposition and the gain or loss recognized on the completion of Fuwei Disposition are reported as discontinued operation in the consolidated statements of operations and comprehensive income (loss), also see Note 5.

Non-controlling Interests

Non-controlling interests represent the equity interests in the subsidiaries of the VIEs that are not attributable, either directly or indirectly, to the VIEs. For the Company’s unaudited condensed consolidated financial statements, non-controlling interests represent minority shareholders’ 49% equity interests in Henan BaiJiaYun, Xi’an BaiJiaYun, Shaanxi BaiJiaYun, Xinjiang BaiJiaYun and Baijiayi Digital as of December 31, 2024 and June 30, 2024.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive income (loss) to distinguish the interests from that of the Company.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the unaudited condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company, its subsidiaries, VIE and VIE’s subsidiaries base their estimates on past experience and on various other assumptions that are believed to be reasonable and the results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the selling price of products and services in multiple performance obligation revenue arrangements, determinations of the useful lives of long-lived assets, provision for credit losses, estimates for inventory and deferred contract cost provisions, valuation allowance for deferred tax assets, share-based compensation, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation relating to business acquisitions, and the fair value of ordinary shares and redeemable convertible preferred shares.

Cash and Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of bank deposits, as well as highly liquid investments with original maturities of less than three months, which are unrestricted as to withdrawal or use.

Restricted cash consists of bank deposits collateralized to banks for issuance of promissory notes.

Current Expected Credit Losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company adopted this ASC Topic 326 and its amendments on July 1, 2022 using a modified retrospective approach.

Starting from July 1, 2022, the Company’s accounts receivable, other receivables which is included in prepaid expenses and other current assets, and long-term other receivables which is included in other non-current assets, are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables, which include type of the services the Company provides, nature of the customers or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact on the Company’s receivables. Additionally, external data and macroeconomic factors are also considered.

Accounts Receivable, Net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest. The Company measures allowance using the current expected credit loss model. An allowance is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories, primarily consisting of finished goods, which also include goods in transit, are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out (“FIFO”) method and includes all costs to acquire and other costs to bring the inventories to their present location and condition.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the consolidated statements of operations and comprehensive income (loss). The Company did not record any inventory write-down in the six months ended December 31, 2024 and 2023.

Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets primarily include other receivables, net, VAT recoverable, and income tax recoverable. The Company records credit losses for other receivables based on assessments of the collectability of the receivables. The allowance of credit loss is recorded against the other receivables balance with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss).

The Company provided allowance for doubtful accounts for prepaid expenses and other current assets for nil and $3,419 in the six months ended December 31, 2024 and 2023, respectively

Property and Equipment, Net

Property and equipment primarily consist of electronic equipment, leasehold improvements and office equipment and are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life of 1 to 10 years.

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Intangible Assets, Net

Intangible assets mainly include capitalized software development costs and certain intangible assets arising from business combinations. The Company capitalizes certain software development costs related to the internally used unified communications platform during the application development stage. The capitalized development costs are amortized over the estimated useful life of the internally-used software once it was ready for intended use. The costs related to preliminary project activities and post-implementation activities are expensed as incurred. The communication platform was ready for its intended use since December 31, 2022.

Acquired intangible assets from business combination are recognized and measured at fair value at the time of acquisition.

Amortization methods and estimated useful lives of the respective assets are set out as follows:

Category	Amortization Method	Estimated Useful Life
Self-developed communications platform	Straight-line method	5 years
Intangible assets arising from business combination
Distribution channel	Accelerated method	10 years
Technology	Straight-line method	5-10 years
Backlog	Straight-line method	3.75 years
Customer relationship	Accelerated method	8.75 years
Apipost data	N/A	Indefinite life
Other	Straight-line method	5 years

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Company’s goodwill as of December 31, 2024 and June 30, 2024 relates to its acquisitions of certain entities.

Goodwill is not amortized but tested for impairment at the reporting unit level on an annual basis (June 30 for the Group) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal and regulatory factors, operating performance indicators, competition, or sale or disposition of a significant portion of the reporting unit.

The Company first assess qualitative factors to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

Impairment of Long-lived Assets Other Than Goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

Certain of the Company’s intangible assets have been assigned an indefinite life as the Company concluded there is no foreseeable limit on the period of time over which the intangible asset is expected to contribute to its business and its cash flows. Intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. When performing the impairment test for an intangible asset that is not subject to amortization, the Company may first perform a qualitative assessment to determine whether it is not more likely than not that the indefinite-lived intangible asset is impaired. If the Company determines that it is more likely than not that the indefinite-lived intangible asset is impaired after assessing the totality of events and circumstances and their potential effect on significant inputs to the fair value determination, then the Company shall calculate the fair value of the intangible asset and perform the quantitative impairment test. The quantitative impairment test for an indefinite-lived intangible asset shall consist of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, the Company shall recognize an impairment loss in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis. The Company evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment in accordance with the requirement of that for finite-lived intangible assets.

No impairment charge was recognized for long-lived assets in the six months ended December 31, 2023 and 2024.

Long-lived Assets Classified as Held for Sale

The Company classifies long-lived assets as held for sale when (1) management having the authority to approve an action commits to sell the assets; (2) assets are available for immediate sale in their present condition, subject only to sales terms that are usual and customary; (3) an active program to locate a buyer and actions to complete the sale are initiated; (4) assets are being actively marketed at a price that is reasonable in relation to its current fair value; (5) it is unlikely there will be significant changes to, or withdrawal from, the plan to sell the assets. Long-lived assets classified as held for sale are measured at the lower of its carrying amount or fair value less cost to sell, with loss recognized for any initial or subsequent write-down to fair value less cost to sell.

Operating Leases

The Company leases its offices that are classified as operating leases in accordance with ASC 842, “Leases”. Operating leases are required to be recorded in the balance sheet as right of use assets and lease liabilities, initially measured at the present value of the lease payments. The Company elected the short-term lease exemption for those lease terms that are 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at the inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

The right of use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. When a lease is terminated, the right of use asset and operating lease liability associated with the lease are derecognized and any difference between the carrying amounts of the right of use asset and the lease liability is recognized in earnings as a gain or loss. All right of use assets are reviewed for impairment. There was no impairment for right-of-use lease assets in the six months ended December 31, 2023 and 2024.

Notes Payable

Notes payable, included in accounts and notes payable in the consolidated balance sheets, represents bank and commercial acceptance notes issued by the Company to its vendors in the normal course of business. Bank and commercial acceptance notes do not bear interest.

Holders of the acceptance notes are allowed to cash the acceptance notes before the stated maturity, in which case, depending on the bank policy and the Company’s negotiation with the holder of the acceptance notes, certain banks will charge the Company a fee regarding the early cashout. The fee is calculated based on the interest rate on a given day. The effective annual interest rate used to calculate the early cashout fee is ranging from 2% to 3.3% for the six months ended December 31, 2023 and 2024. The early cashout fee, if any, is included in interest income, net, in the consolidated statements of operations and comprehensive income (loss).

Revenue Recognition

The Company accounts for its revenue according to ASC 606, “Revenue from Contracts with Customers”, pursuant to which, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding value-added taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company primarily generated revenues from contracts with customers through the following arrangements:

SaaS/PaaS services

The SaaS/PaaS services were comprised of real-time engagement services, and SMS services, and content delivery network services (“CDN service”).

Real-time engagement services

The Company provides customers with SaaS/PaaS related services which are real-time engagement services leveraging the Company’s enterprise cloud computing platform. The Company either provides customers the access to its enterprise cloud computing platform so customers can operate on the platform themselves, or directly provides real-time engagement related services to customers through the utilization of its enterprise cloud computing platform. The usage-based fees are earned from customers, and the unit price for each use is fixed in the contracts. The performance obligation associated with the platform access is a series of distinct services that have the same pattern of transfer, and the usage-based fees are recognized as revenue in the period in which the usage occurs.

Certain SaaS/PaaS related service contracts provide both hardware and real-time engagement services for a predetermined period of time regardless of usage consumed during the period. The transaction price is allocated between the hardware and services to reflect their standalone selling prices which are observable in the Company’s operations.

The Company identifies two performance obligations in such SaaS/PaaS service contracts, as the customers can benefit from services and hardware separately. The performance obligation associated with the real-time engagement service is satisfied on a time elapse basis over the predetermined period, and the performance obligation associated with the hardware is satisfied at the point of acceptance by the customers.

SMS services

The Company offers customers with a customer engagement platform with software designed to address specific use cases and a set of Application Programming Interfaces (“API”) to send and receive short messages. It uses intelligent sending features to ensure messages reliably reach end users wherever they are. The customers build use cases, such as appointment reminders, delivery notifications, order confirmations and many two-way and conversational use cases. The usage-based fees are earned from customers, and the unit price for each short message is fixed in the contracts. The performance obligation associated with the platform-assisted message distribution is a series of distinct services that have the same pattern of transfer, and the usage-based fees are recognized as revenue in the period in which the usage occurs.

CDN service

The Company offers CDN service to customers, so the customers are able to efficiently deliver web content to users. By leveraging the CDN service, customers will benefit from the reduction of network congestion, increase of user access response speed, and thus improving user experience of the customers’ website. The Company provides the CDN service to its customers on contract period and charge its customer at fixed usage-based fee. The performance obligation associated with the CDN service is a series of distinct services that have the same pattern of transfer and usage fees are recognized as revenue in the period in which the usage occurs.

Cloud related services

The cloud related services were comprised of customized platform development services and sale of software license and other cloud related services.

Customized platform development services

The Company provides customized platform development services to customers who aim to create a system that is integrated and large in nature. In this arrangement, the Company develops certain modules, which, once developed, together with other modules from other vendors, will be integrated into the customer’s system. The module is not functional and does not benefit the customer on its own. The module is highly customized and developed specifically for the customer’s needs. The Company does not provide any technical support service for such module and has no further obligation once the module is accepted. The Company recognizes revenue from customized platform development services at the point of customer acceptance.

Software license and other cloud related service

The Company provides software licenses mainly for customers to be used for online schools or corporation training sessions. The software licenses are created based on an existing software framework with certain customization or design to meet the needs of different customers. Each developed software is functional on a standalone basis without any further upgrade or support and is regarded as a functional intellectual property. The control of the software license is transferred to the customer and the Company does not retain the right to limit the use of the software once transferred. The Company recognizes revenue of software license at the point of customer acceptance.

In certain contracts, the Company provides technical support service to the customer subsequent to the transfer of software license for a period of time, typically 12 months from customer acceptance. The transaction price is fixed in the contract and the Company allocates the transaction price to software license and technical support service by reference to their relative standalone selling price estimated using a residual approach. The Company recognizes revenue of technical support service over the service period.

AI Solution services

The Company’s AI solution services pertain to arrangements with customers where the Company purchases or customizes a software development kit based on the customer’s specific requirements, integrated it into hardware, and sells the hardware to the customer. AI solution services are considered as a single performance obligation, as the individual components of the software and hardware are not sold on a standalone basis and are not separated in the context of the contracts. Transaction price is fixed in the contracts. The Company recognizes revenues at the point of customer acceptance of the hardware. The AI solution services contract also provides standard warranty to the customers for a period of 12 months. The Company historically incurred little cost on the warranty and did not accrue warranty liabilities for these AI solution services.

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2024 and June 30, 2024, the Company had no contract assets.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations. Deferred revenue balance represents amount the Company has received from its customers from contracts primarily related to the real-time engagement services to be provided for a predetermined period of time under the SaaS/PaaS service arrangement, and the technical support service related to the software license product sales under the cloud related product and service arrangement.

Customer liabilities of $620,861, and $4,669,715 as of June 30, 2024 and 2023, were recognized as revenues in the six months ended December 31, 2024 and 2023, respectively. Deferred revenue of $157,341, and $83,796 as of June 30, 2024, and 2023, respectively, were recognized as revenues in the six months ended December 31, 2024 and 2023 respectively.

Practical expedients

Payment terms and conditions vary by contract type; however, the Company’s terms include a requirement of payment, which is generally within a year if not paid in advance. The Company has elected the practical expedient to not assess whether a significant financing component exists if the period between when transfer a promised good or service to a customer and when the customer pays for that good or service is one year or less.

Additionally, the Company has applied the practical expedient to not capitalize incremental costs of obtaining a contract if the amortization would be less than 12 months.

Disaggregation of revenue

For six months ended December 31, 2024 and 2024, most of the Company’s revenue was generated in the PRC and contributed by the VIEs and VIEs’ subsidiaries. The Company disaggregates revenue into three revenue streams, consisting of SaaS/PaaS services, cloud related services and AI solution services, as follows:

	For the Six Months ended December 31,
	2024	2023
SaaS/PaaS services
Real-time engagement services	$7,758,363	$10,156,787
SMS services	7,202,626	6,262,804
Subtotal	14,960,989	16,419,591
Cloud related services
Customized platform development services	632,641	2,511,793
Software license and other cloud related services	1,027,318	1,900,089
Subtotal	1,659,959	4,411,882
AI solution services	8,657,480	9,708,489
Total revenues	$25,278,428	$30,539,962

The Company disaggregates revenue by transferal of products/services as follows:

	For the Six Months ended December 31,
	2024	2023
Services transferred over time	$14,818,451	$15,124,646
Services transferred at a point in time	1,659,959	4,411,882
Goods transferred at a point in time	8,800,018	11,003,434
Total revenues	$25,278,428	$30,539,962

Cost of Revenues

Cost of revenues consists primarily of cost of hosting services purchased from data center operator, costs of business channels purchased from major mobile operating companies in the PRC, personal costs for system maintenance and hardware and software products purchased for certain projects, such as AI solution service projects. These costs are charged to the consolidated statements of operations and comprehensive income (loss) as incurred.

Value-added Taxes

Revenue is recognized net of value-added taxes (“VAT”). The VAT is based on the gross sales price. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is included in prepaid expenses and other current assets if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC, have been and remain subject to examination by the tax authorities.

Share-based Compensation

The Company has granted share-based awards in the form of share options and restricted stock units (“RSU”) to eligible employees, officers and directors. These share-based awards are accounted for in accordance with ASC 718, “Compensation – Stock-based Compensation”. Share-based awards granted are measured at the grant date fair value of the awards and recognized as expenses over the vesting period, which is generally the requisite service period as required by agreement. For graded vesting awards with only service condition, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. When no future services are required to be performed by the employee in exchange for an award of equity instruments and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses of $1,213,024 and $567,375 for the six months ended December 31, 2024 and 2023 respectively, were included in selling and marketing expenses.

Research and Development Expenses

Research and development expenses consist primarily of employee wages and benefits, including stock-based compensation expense, for research and development personnel. Research and development costs are expensed as incurred in accordance with ASC 730, “Research and Development”.

Government Grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized when received. Government grant with certain operating conditions is recorded as liability when received and will be recognized in earnings when the conditions are met. For six months ended December 31, 2024 and 2023, the Company recognized government grant of $153,840 and $552,543, respectively, in other income, net in the consolidated statements of operations and comprehensive income (loss). There was no government grant deferred and included in liabilities as of December 31, 2024 and June 30, 2024.

Related Party Transaction

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures”.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Foreign Currency Translation and Transaction

The Company uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities is Renminbi (“RMB”) as determined based on the criteria of ASC 830, “Foreign Currency Matters”.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recognized in earnings.

The financial statements of the Company’ subsidiaries, VIEs and VIEs’ subsidiaries using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rate, while income and expense items are translated at average exchange rate prevailing during the fiscal year, representing the index rates stipulated by U.S. Federal Reserve. Equity is translated at historical rates. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income or loss on the consolidated balance sheets.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	As of
	December 31, 2024	June 30, 2024
Period-end spot rate	7.2993	7.2672

	For the Six Months ended December 31,
	2024	2023
Average rate	7.1767	7.2347

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows”, cash flows from the Company, its subsidiaries, VIEs and VIEs’ subsidiaries’ operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Earnings (Loss) per Share

In accordance with ASC 260, “Earnings Per Share”, basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares and the deemed dividends to preference shareholders, if any, by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Net income (loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share the loss.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. The Company had ordinary share equivalents from convertible note, share options and RSUs, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted net earnings (loss) per share, the effect of convertible note is computed using the as-if converted method, and the effect of share options and RSUs is computed using the treasury method. Ordinary share equivalents are excluded from the computation in income (loss) periods should their effects be anti-dilutive.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 -	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, accounts receivable, accounts and notes payable, accounts payable-related parties, short-term borrowings and accrued expenses and other liabilities. As of December 31, 2024 and June 30, 2024, the carrying values of these financial instruments approximated to their fair values because of the short-term nature of these instruments.

Commitments and Contingencies

Certain conditions may exist as of the date the unaudited condensed consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment.

Concentration and Credit Risk

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2024 and June 30, 2024, $7,221,568 and $7,253,466 were deposited in financial institutions in the PRC, and each bank provides a deposit insurance with the maximum limit of RMB500,000 (equivalent to approximately $69,000) to each of the Company’s subsidiaries who has an associated account(s) in that bank. None of the Company’s bank accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) insurance. To limit the exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2) Foreign currency risk

Substantially all of the Company’s revenues and expenses and assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

3) Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific customers. As of December 31, 2024 and June 30, 2024, one and one customer accounted for 10% of total accounts receivable, respectively. Two and nil customer accounted for 10% or more of total revenue the six months ended December 31, 2024 and 2023, respectively.

4) Other risks

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Recently Issued Accounting Standards

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods with fiscal years beginning after December 15, 2024. ASU 2023-07 is to be adopted retrospectively to all prior periods presented. The Company is currently assessing the impact this guidance will have on the unaudited condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Company is currently assessing the impact of this guidance, however, the Company do not expect a material impact to the unaudited condensed consolidated financial statements.

In January 2024, the FASB issued ASU 2024-01 “Compensation—Stock Compensation” (“ASU 2024-01”). ASU 2024-01 is intended to improve generally accepted accounting principles (GAAP) by adding an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards (“profits interest awards”) should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently assessing the impact of this guidance, however, the Company do not expect a material impact to the unaudited condensed consolidated financial statements.

4 - BUSINESS ACQUISITION AND GOODWILL

Acquisition of Wuhan BaiJiaYun

In July 2023 the Company acquired 100% equity interest in Wuhan BaiJiaYun (currently known as Wuhan Xinwanlian Technology Co., Ltd.) with consideration of US$247,688. The acquisition was closed on July 31, 2023 and the consideration was fully paid in August 2023.

The following table presents the purchase price allocation of the assets acquired and liabilities assumed and the related deferred income taxes on July 31, 2023. The dollar amount presented in the table was based on the exchange rate of RMB1.00 to US$0.140 on July 31, 2023.

Amount
US$
Cash and cash equivalents	173,350
Other current assets	1,304,251
Property and equipment, net	36,143
Other long-term assets	143,005
Total identifiable assets acquired	1,656,749

Current liabilities	709,933
Lont-term borrowings	1,400,050
Total liabilities assumed	2,109,983

Net identifiable assets acquired	(453,234)
Total purchase consideration	247,688
Goodwill	700,922
Effect on cash flows of the Company
Cash paid (as above)	247,688
Less: cash and cash equivalents in entity acquired	(173,350)
Cash outflow (inflow) on acquisition	74,338

The determination of fair values involves the use of significant judgments and estimates. The judgments used to estimate the fair value assigned to assets acquired and liabilities assumed, the intangible asset life and non-controlling interests, as well as the significant assumptions, can materially impact the Company’s unaudited condensed consolidated financial statements. Significant assumptions used for the models included but not limited to the weighted average cost of capital, forecasted operating cash flows, discount rates, and attrition rate. The Company utilized the assistance of third-party valuation appraisers to determine the fair values as of the date of acquisition.

After the acquisition date, Wuhan BaiJiaYun contributed revenues and net loss of $1,926,137 and $535,534 to the Company, respectively in the six months ended December 31, 2023. Pro forma results reflecting this transaction were not presented because Wuhan BaiJiaYun is not significant to the Company’s unaudited condensed consolidated financial results.

5 - DISPOSAL OF SUBSIDIARIES

Completion of Fuwei Disposition

In March 2023, the Company completed the Fuwei Disposition. The Fuwei BVI and the BOPET film business disposed met the criteria for discontinued operations and was classified as held for sale upon the consummation of the Merger. Accordingly, the results of operations for Fuwei BVI and the BOPET film business from consummation of the Merger of Fuwei to the completion of Fuwei Disposition have been excluded from the Company’s results from continuing operations in the consolidated statements of operations and comprehensive income (loss) and are presented in separate line items as discontinued operations. Upon the completion of Fuwei Disposition, the Company recognized gain of $771,237, which is included in net income from discontinued operations, net of tax, in the consolidated statements of operations and comprehensive income (loss) for the year ended June 30, 2023.

The following tables set forth the results of operations and cash flows of discontinued operations with respect to Fuwei BVI and the BOPET film business from consummation of the Merger of Fuwei to the completion of Fuwei Disposition:

Amount
US$ in
thousands
Revenues	11,851
Cost of revenues	(9,038)
Gross profit	2,813
Operating expenses
Selling and marketing expenses	(672)
General and administrative expenses	(2,269)
Total operating expenses	(2,941)
Loss from operations	(128)
Interest income	41
Interest expense	(154)
Other expenses, net	(6)
Loss from discontinued operation	(247)
Gain on sale of business	771
Loss from discontinued operation before income taxes	524
Income tax expense	(4)
Income from discontinued operations, net of tax	520

Amount
US$ in
thousands
Net cash used in operating activities	(1,909)
Net cash provided by investing activities	1,859
Net cash provided by (used in) financing activities	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	50
Net increase (decrease) in cash, cash equivalents and restricted cash of discontinued operations	—

Aoji Holdings Co., Ltd, is obligated to pay the Company the purchase price no later than the third anniversary of the closing date pursuant to a supplemental agreement signed in July 2023. The Company estimated the collectability of the $30.0 million receivable and concluded that there is a possibility that it may not be fully recovered in the future. Therefore, the Company recognized an allowance of credit loss of $10.3 million and $19.7 million for the proceeds of Fuwei Disposition from Aoji Holdings Co., Ltd in the years ended June 30, 2023 and 2024, respectively.

6 - ACCOUNTS RECEIVABLE, NET

As of December 31, 2024 and June 30, 2024, accounts receivable, net consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Accounts receivable	$39,386,058	$35,529,976
Less: Doubtful allowance	(11,507,258)	(11,558,087)
	$27,878,800	$23,971,889

The roll-forward of the allowance for credit losses related accounts receivable for the year ended June 30, 2024 and the six months ended December 31, 2024 consists of the following activity:

	For the six months ended December 31, 2024	For the year ended June 30, 2024
Balance at beginning of the period/year	$11,558,087	$6,325,311
Provision and reversal	—	5,468,134
Effects of foreign exchange rate	(50,829)	(235,358)
Balance at end of the period/year	$11,507,258	$11,558,087

7 - PROPERTY AND EQUIPMENT, NET

As of December 31, 2024 and June 30, 2024, property and equipment, net consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Electronic equipment	$712,585	$737,372
Leasehold improvements	184,546	185,361
Office equipment	83,116	83,483
	980,247	1,006,216
Less: Accumulated depreciation	(890,770)	(876,111)
Property and equipment, net	$89,477	$130,105

For the six months ended December 31, 2024 and 2023, depreciation expenses were $54,035 and $120,258, respectively.

8 - INTANGIBLE ASSETS, NET

As of December 31, 2024 and June 30, 2024, intangible assets, net, consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Self-developed communications platform	$2,360,644	$2,371,072
Distribution channel	890,496	894,430
Technology	1,205,595	1,210,920
Backlog	242,489	243,560
Customer relationship	1,917,992	1,926,464
Apipost data	972,696	976,993
Other	5,149	5,172
	7,595,061	7,628,611
Less: Accumulated amortization	(2,575,352)	(1,980,137)
Intangible assets, net	$5,019,709	$5,648,474

For the six months ended December 31, 2024 and 2023, amortization expenses were $813,622 and $724,435, respectively.

9 - LEASES

The Company leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 3 months and 41 months. The Company includes the renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	As of December 31, 2024	As of June 30, 2024
Right of use assets	$573,698	$700,108

Operating lease liabilities, current	$213,216	$124,512
Operating lease liabilities, noncurrent	393,972	503,847
Total operating lease liabilities	$607,188	$628,359

Other information about the Company’s leases is as follows:

	For the Six Months Ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	$209,771	$242,102
Operating cash flows used in short-term leases	$32,795	$77,529

Supplemental lease cash flow disclosure
Operating lease right of use assets obtained in exchange for operating lease liabilities	$653,675	$—

Weighted average remaining lease term (years)	2.26	0.97
Weighted average discount rate	4.75%	4.75%

Operating lease expenses were $163,310 and $320,330, respectively, for the six months ended December 31, 2024 and 2023, respectively. Short-term lease expenses were $35,829 and $59,553, respectively, for the six months ended December 31, 2024 and 2023, respectively.

The Company’s maturity analysis of operating lease liabilities as of December 31, 2024 is as follows:

Operating
For the Year Ended June 30,	leases
2025	$116,684
2026	233,368
2027	233,368
2028	58,342
Total lease payments	641,762
Less: Imputed interest	(34,574)
Present value of lease liabilities	607,188
Less: Operating lease liabilities, current	213,216
Operating lease liabilities, noncurrent	$393,972

10 - GOODWILL, NET

Goodwill, net, consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Begining balance	$11,630,956	$10,945,553
Acquisition	—	709,351
Exchange differences	$(6,269)	$(23,948)
Ending balance	11,624,687	11,630,956
Accumulated impairment	(10,205,471)	(10,205,471)
Goodwill, net	$1,419,216	$1,425,485

The Company performed its annual goodwill impairment testing at the end of each reporting period or more frequently if events or changes in circumstances indicate that it might be impaired. In its goodwill impairment assessment as of June 30, 2024, the Company concluded that the carrying amount of the reporting unit exceeded its implied fair value and recorded the impairment losses of $10,636,358 for the year ended June 30, 2024. The Company determined the fair value of the reporting unit by using the income approach with significant unobservable inputs. No goodwill impairment loss was recorded in the six months ended December 31, 2024 and 2023.

11 - ACCRUED EXPENSES AND OTHER LIABILITIES

As of December 31, 2024 and June 30, 2024, accrued expenses and other liabilities consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Accrued payroll and welfare	$965,614	$4,135,618
VAT and other taxes payable	584,763	601,034
Investment consideration payable	189,071	189,906
Accrued expenses	544,444	410,999
Interest payable	6,186	6,766
	$2,290,078	$5,344,323

12 - BORROWINGS

As of December 31, 2024 and June 30, 2024, the short-term borrowings mainly consisted of working capital loans at with annual interest rates ranging from 3.36% to 3.85% and maturity term of twelve months. All outstanding short-term borrowings as of December 31, 2024 and June 30, 2024 were guaranteed by one of the Company’s subsidiaries in the consolidated group.

13 - CONVERTIBLE NOTES

On December 6, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with an institutional investor (“the Investor”), pursuant to which the company may issue and sell up to $50,000,000 of our Class A ordinary shares over the course of 24 months following the date of the SEPA, subject to terms and conditions specified in the SEPA. Pursuant to the SEPA, the investor will advance to the Company, subject to the satisfaction of certain conditions, the principal amount of up to $15 million (the “Pre-paid Advance”), which will be evidenced by convertible promissory notes (each, a “Convertible Note” and collectively, the “Convertible Notes”, together with the “SEPA”, the “Offering”).

In connection with and subject to the satisfaction of certain conditions set forth in the Purchase Agreement, the Selling Securityholder will pre-advance to us up to US$15,000,000 of the US$50,000,000 commitment amount (a “Pre-paid Advance”), with each Pre-paid Advance to be evidenced by a convertible promissory note (each, a “Note” and collectively, the “Notes”). Each Note is subject to a 10% original issue discount to the principal amount of such Note. The first Pre-paid Advance in the principal amount of US$3,000,000 was advanced on December 6, 2024. The second Pre-paid Advance in the principal amount of US$3,000,000 was advanced on December 20, 2024. The third Pre-paid Advance in the principal amount of US$2,000,000 was advanced on December 31, 2024.

14 - SHARE BASED COMPENSATION

On October 1, 2021, BJY adopted the 2021 Share Option Plan (“2021 Plan”), under which the maximum number of shares that may be granted is 9,486,042 (1,897,208 shares post 1-for-5 reverse stock split) ordinary shares. During the year ended June 30, 2024, 2023 and 2022, an aggregate of nil, nil and 1,709,310 (341,862 post 1-for-5 reverse stock split) restricted share units (“RSUs”), respectively, and an aggregate of nil, 522,000 and 6,816,417 (nil, 104,400 and 1,363,283 post 1-for-5 reverse stock split) share options, respectively, were granted to management and employees under the 2021 Plan. The number of Class A ordinary share that the options and RSUs granted under the 2021 Plan are exercisable into were adjusted at rate of 1:0.7807324 as a result of the consummation of the Merger.

On January 21, 2023, the Company adopted 2023 Share Incentive Plan (“2023 Plan”), under which the maximum number of Class A ordinary shares that may be issued pursuant to all awards under such plan is initially 12,855,546 (2,571,109 shares post 1-for-5 reverse stock split), which shall automatically be increased or decreased to ensure the number of shares available to issue in a calendar year will represent 6% of all the Company’s issued and outstanding share capital as of the first date of such calendar year.

On April 12, 2024, the Company adopted 2024 Share Incentive Plan (“2024 Plan”), pursuant to which share-based awards may be granted to the Company’s employees, directors and consultants. Under the 2024 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 8,000,000 (calculated on a post-Share Consolidation basis).

RSUs

On October 1, 2021, BJY awarded 1,709,310 (341,862 post 1-for-5 reverse stock split) RSUs to employees and these RSUs were fully vested on December 31, 2021. If the recipient terminates the employment relationship with BJY before the vesting of the RSUs, the unvested portion will be forfeited. If the recipient terminates the employment relationship with BJY after the vesting of the RSUs, the recipient needs to exercise the RSUs within 30 days of resignation, otherwise the RSUs will be cancelled. Each RSU has an exercise price of $0 (RMB 0.0001).

On March 31, 2023, the Company awarded 90,000 (18,000 post 1-for-5 reverse stock split) RSUs to its independent directors, with one-thirds of these RSUs vesting on March 31, 2023, 2024 and 2025, respectively. The exercise price of these RSUs is $0.

On October 31, 2023, the Company awarded 90,000 (18,000 post 1-for-5 reverse stock split) RSUs to its independent directors, with one-thirds of these RSUs vesting on October 31, 2023, the other two one-thirds of these RSUs vesting on March 31,2024 and 2025, respectively. The exercise price of these RSUs is $0.

On October 31, 2023, the Company awarded 5,623,655 (1,124,731 post 1-for-5 reverse stock split) RSUs to its employees. These RSUs vested on October 31, 2023. The exercise price of these RSUs is $0.

On December 31, 2024, the Company awarded 24,379 RSUs to its employees. These RSUs vested on December 31, 2024. The exercise price of these RSUs is $0.

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the six months

		Weighted
		Average
	Number of	Grant Date
	RSUs	Fair Value
Awarded and unvested as of July 1, 2024	12,000	$25.38
Granted	24,379	$3.61
Cancelled/forfeited	—	$—
Vested	(24,379)	$3.61
Awarded and unvested as of December 31, 2024	12,000	$25.38
Expected to vest as of December 31, 2024	12,000	$25.38

For the six months ended December 31, 2024 and 2023, the Company recognized share-based compensation expense of $268,427 and $13,936,837, respectively, in connection with the above RSU awards.

As of December 31, 2024, $125,583 of total unrecognized compensation expense related to RSUs is expected to be recognized over a weighted average period of approximately 0.25 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Share Options

BJY awarded share options to management and employees. These options have graded vesting schedule over the requisite service period ranging between two and four years, exercise prices ranging from $0 to $2.76 ($0 to $13.8 post 1-for-5 reverse stock split), (RMB0.0001 to RMB20) (RMB0 to RMB100 post 1-for-5 reverse stock split) and expiration period ranging from four to six years. If the recipient terminates the employment relationship with BJY before the vesting of the share options, the unvested portion will be forfeited and the recipient needs to exercise the vested portion within 30 days of resignation, otherwise they will be cancelled. BJY also has the right, but not the obligation, to repurchase from the recipient the shares issued from the option exercise before the occurrence of the BJY’s listing.

The following table summarized the Company’s share option activities for the six months ended December 31, 2024:

			Weighted
			Average	Weighted
		Weighted	Remaining	Average
		Average	Contract	Grant	Aggregate
	Number of	Exercise	Life	Date	Intrinsic
	Options	Price	Years	Fair value	Value
Options outstanding on July 1, 2024	1,409,011	2.62	2.26	6.81	1,559,571
Granted	116,500	1.00	5.00	3.51	304,065
Cancelled/forfeited	(23,360)	8.71	—	4.04	—
Exercised	—	—	—	—	—
Options outstanding on December 31, 2024	1,502,151	3.61	5.82	$10.29	—
Options vested and exercisable on December 31, 2024	1,299,091	2.07	1.83	$7.05	2,001,175

For the six months ended December 31, 2024 and 2023, the Company recognized share-based compensation expense of $140,705 and $942,304, respectively, in connection with the above share options.

The key assumptions used to determine the fair value of the options at the grant date were as follows:

	For the Six Months Ended December 31,
	2024	2023
Expected volatility	164.98%	70.80%
Risk-free interest rate	4.38%	4.80%
Expected dividend yield	0.00%	0.00%
Expected life	5.00	5.42

The above inputs have been determined based on the following:

●	Expected volatility is estimated based on the daily close price volatility of a number of comparable companies;

●	Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options;

●	Dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the option;

●	Exercise multiple is based on empirical research on typical share award exercise behavior.

●	Expected life is estimated based on the remaining maturity of the options.

As of December 31, 2024, $687,757 of total unrecognized compensation expense related to share options is expected to be recognized over a weighted average period of approximately 2.83 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

15 - EQUITY

Subsequent to the reverse acquisition, the Company had two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Holders of Class A ordinary shares are entitled to one vote per Class A ordinary share, and holders of Class B ordinary shares are entitled to 15 votes per Class B ordinary share. At the option of the holder of Class B ordinary shares, each Class B ordinary share is convertible into one Class A ordinary share at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

At the general meeting held on May 29, 2024, the Company’s shareholders approved the Share Consolidation (also referred to as “reverse stock split”), which became effective on May 30, 2024. Upon the effective time of the Share Consolidation, every five Class A ordinary shares of par value US$0.519008 each were consolidated into one Class A ordinary share of par value US$2.59504 each, and every five Class B ordinary shares of par value US$0.519008 each were consolidated into one Class B ordinary share of par value US$2.59504 each. Following the Share Consolidation, the authorized share capital was US$2,231,734,400 divided into 860,000,000 ordinary shares of par value US$2.59504 each, comprising 400,000,000 Class A ordinary shares and 460,000,000 Class B ordinary shares.

Effective on September, 27, 2024, the par value of Class A ordinary shares and Class B ordinary shares is changed to US$0.0001 each share.

BaiJiaYun Limited Equity

BJY’s authorized ordinary share capital is 458,694,920 shares of a par value of $0.0001. As of June 30, 2022, 44,069,300 ordinary shares were issued and outstanding.

In August 2022, BJY issued 31,283,756 ordinary shares to the existing shareholders of ordinary and preferred shares for no consideration in August 2022.

Upon the completion of the Merger, each BJY ordinary share that is issued and outstanding immediately prior to the Merger was cancelled in exchange for the right to receive the number of Fuwei newly issued ordinary shares as is equal to one (1) multiplied by the conversion ratio of 0.7807324. The equity structure of the combined company reflects the equity structure of Fuwei, and the equity structure of BJY is restated using the conversion ratio to reflect the number of shares of Fuwei issued in the reverse acquisition.

Baijiayun Group Ltd Equity

Class A Ordinary Shares

The Company is authorized to issue 400,000,000 shares of Class A ordinary shares, par value of $2.59504 per share. Upon completion of the Merger, the Company issued 25,936,012 Class A ordinary shares (16,103,995 shares post 1-for-5 reverse stock split) to shareholders of BJY. At the same time, the outstanding ordinary shares of Fuwei immediately before the completion of the Merger were recapitalized as 3,265,837 Class A ordinary shares (653,168 shares post 1-for-5 reverse stock split).

In addition, the Company also issued share warrants to subscribe for 17,964,879 Class A ordinary shares (3,592,980 shares post 1-for-5 reverse stock split) to certain preferred shareholders of BJY in lieu of the share allotment and the shares issuable for the automatic conversion of the convertible redeemable preferred shares upon the completion of the Merger as the required ODI filings had not been completed. The share warrants accord the holders with all rights and obligations attached to the Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as shareholders of the Company.

During the year ended June 30, 2023, the Company issued 127,791 (25,558 shares post 1-for-5 reverse stock split) in connection with the acquisition of non-controlling interest of Beijing Deran, and 1,804,630 Class A ordinary shares (360,926 shares post 1-for-5 reverse stock split) in connection with the acquisition of Beijing Hydrogen , respectively.

In June 2023, 1,000,000 Class B ordinary shares (200,000 shares post 1-for-5 reverse stock split) was converted into 1,000,000 Class A ordinary shares (200,000 shares post 1-for-5 reverse stock split) of the Company.

As of December 31, 2024 and June 30, 2024, there were 13,297,734 and 13,297,734 Class A shares outstanding, respectively, after giving retrospective effects of recapitalization on equity due to reverse acquisition.

Class B Ordinary Shares

The Company is authorized to issue 460,000,000 shares of Class B ordinary shares, par value of $2.59504 per share. Upon completion of the Merger, the Company issued 54,583,957 Class B ordinary shares (10,916,792 post 1-for-5 reverse stock split), which includes 7,406,060 Class B ordinary shares (1,481,212 post 1-for-5 reverse stock split), after giving effect of share conversion in relation to the Merger, reserved for 2021 Share Incentive Plan and held by Duo Duo International Limited (“Duo Duo”). Duo Duo is not entitled to rights and benefits as Class B ordinary shareholder in relation to the shares mentioned above, except to exercise shareholder right corresponding to the Company’s instruction from time to time. As such, the 7,406,060 Class B ordinary shares reserved was not deemed outstanding for accounting purposes.

In June 2023, 1,000,000 Class B ordinary shares (200,000 shares post 1-for-5 reverse stock split), was converted into 1,000,000 Class A ordinary shares (200,000 shares post 1-for-5 reverse stock split) of the Company.

In July 2023, 16,389,445 Class B ordinary shares were converted into same number of Class A ordinary shares. The conversion did not cause change of control of the Company.

As of December 31, 2024 and June 30, 2024, there were 5,957,690 and 5,957,690 Class B ordinary shares outstanding, respectively, after giving retroactive effects of recapitalization on equity due to reverse acquisition.

Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the subsidiaries. The Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2024 and June 30, 2024, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries set aside statutory reserves amounted to$1,117,828 and $1,117,828, respectively.

As of December 31, 2024 and June 30, 2024, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries that are included in the Company’s consolidated net assets, of $66,388,083 and $66,396,340, respectively.

16 - INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company and its subsidiary incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, upon payments of dividends by BJY or the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first Hong Kong Dollar (“HKD$”) 2.0 million of assessable profits is 8.25% and assessable profits above HKD$2.0 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, The Company’s subsidiary incorporated in Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, a new Enterprise Income Tax Law, or the New EIT Law, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

Entities qualifying as Software Enterprises enjoy full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.

BaiJiaYun VIE qualified as a Software Enterprise and is entitled to full exemption from EIT for the tax year ended on December 31, 2020 and 2021. BaiJiaYun VIE did not renew the Software Enterprise qualification and the preferential tax treatment regarding the 50% reduction in EIT is forfeited starting January 1, 2022. Nanjing BaiJiaYun qualified as a Software Enterprise in 2022 and received the preferential tax treatments of full exemption from EIT for the tax years ended on December 31, 2022 and 2023, and is subject to a 50% reduction in EIT for the tax years ended on December 31, 2024 through 2026.

Entities qualifying as High and New Technology Enterprise are eligible for a preferential tax rate of 15% with High and New Technology Enterprise certificate effective for a period of three years. BaiJiaYun VIE qualified as a High and New Technology Enterprise in 2022 and enjoys the preferential income tax rate of 15% for the tax years ended on from December 31, 2022 through 2024. Wuhan BaiJiaShiLian qualified as a High and New Technology Enterprise in 2020 and enjoys the preferential income tax rate of 15% for the tax years ended on December 31, 2020 through 2022. Beijing Deran qualified as a High and New Technology Enterprise in 2021 and enjoys the preferential income tax rate of 15% for the tax years ended on December 31, 2021 through 2024. Wuhan BaijiaYun qualified as a High and New Technology Enterprise in 2019 and enjoys the preferential income tax rate of 15% for the tax years ended on December 31, 2019 through 2025. Beijing Hydrogen qualified as a High and New Technology Enterprise in 2021 and enjoys the preferential income tax rate of 15% for the tax years ended on October 25, 2021 through 2024.Wuhan Qiyunshilian qualified as a High and New Technology Enterprise in 2022 and enjoys the preferential income tax rate of 15% for the tax years ended on November 9, 2022 through 2025.

Entities qualifying as “small enterprise with low profit” and with a taxable income not exceeding RMB1.0 million are eligible for a preferential tax rate of 5% for the tax years ended on December 31, 2020, a preferential tax rate of 2.5% for the tax years ended on December 31, 2021 and 2022, and a preferential tax rate of 5% for the tax year ended on December 31, 2023. For the tax years ended on December 31, 2020, Nanjing BaiJiaYun, was recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the tax year ended on December 31, 2020, BaiJiaYun Information Technology and Baijia Cloud Technology, were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%. For the tax year ended on December 31, 2021, Guizhou BaiJiaYun, Haoyu Xingchen, Xi’an BaiJiaYun, Henan BaiJiaYun, and BaiJiaYun WFOE, were recognized as “small enterprise with low profit” and received a preferential income tax rate of 2.5%. For the tax year ended on December 31, 2022, Guizhou BaiJiaYun, Haoyu Xingchen, BaiJiaYun WFOE, Nanning Baishilian, Shanghai BaiJiaYun, Guangxi Weifang, Guangxi Chuanghe, Guangxi Hengsheng, Nanjing Baishilian, Xi’an BaiJiaYun, Henan BaiJiaYun were recognized as “small enterprise with low profit” and received a preferential income tax rate of 2.5%. For the tax year ended on December 31, 2023, Guizhou BaiJiaYun, Haoyu Xingchen, BaiJiaYun WFOE, Nanning Baishilian, Shanghai BaiJiaYun, Guangxi Weifang, Guangxi Chuanghe, Guangxi Hengsheng, Nanjing Baishilian, Xi’an BaiJiaYun, Henan BaiJiaYun, Xinjiang BaiJiaYun, Shaanxi BaiJiaYun, Baijia Yunlong, Zhejiang BaiJiaYun and Zhejiang WFOE were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 175% research and development expenses against income to reach a net operating income. In March 2022, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Since January 1, 2022, qualified entities are entitled to deduct 200% research and development expenses against income to reach a net operating income.

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

The Company recorded an income tax expense of $127,502 and an income tax benefit of $187,527 for the six months ended December 31, 2023 and 2024, respectively.

17 - EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024	2023
Earnings (loss) from continuing operations per share
Numerator:
Net income (loss) attributable to ordinary shareholders – basic and diluted	646,773	(18,848,358)
Denominator:
Weighted average ordinary shares outstanding – basic (1)(2)(3)	19,255,424	19,255,424
Adjustments for dilutive options and RSUs	2,461,039	—
Weighted average ordinary shares outstanding – diluted (1)(2)(3)	21,716,463	19,255,424
Basic earnings (loss) per share attributable to the Company’s ordinary shareholders	0.03	(0.98)
Diluted earnings (loss) per share attributable to the Company’s ordinary shareholders	0.03	(0.98)

(1)	After giving retrospective effects of recapitalization due to reverse acquisition effective December 23, 2022 and the 1-for-5 reverse stock split effective on May 30, 2024.

(2)	The basic weighted average ordinary share outstanding also includes share warrants to subscribe for 17,964,879 Class A ordinary shares (3,592,980 shares post 1-for-5 reverse stock split) as the share warrants accord the holders with all rights and obligations attached to the Class A ordinary shares, as if such warrant holders had exercised the warrants and been duly registered as shareholders of the Company.

(3)	According to the M&A, Class A and Class B ordinary shares shall rank pari passu and have the same rights, preferences, privileges and restrictions, except for the voting rights, where each share of Class B ordinary shares shall have 15 votes and each share of Class A ordinary shares shall have one vote, and the conversion rights, where each share of Class B ordinary shares shall be convertible into one share of Class A ordinary shares, whereas Class A ordinary shares are not convertible into Class B ordinary shares. As such, the weighted average ordinary shares outstanding represents the combined number of Class A and Class B ordinary shares.

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the period. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted. The effects of share options and RSUs were excluded from the computation of diluted loss per share for six months ended December 31, 2023, as their effects would be anti-dilutive during the respective period.

18 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 9.

The total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office as of December 31, 2024 are payable as follows:

Lease Commitment
Within 1 year	11,604
1-2 years	-
Total	11,604

From time to time, the Company may be involved in various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of December 31, 2024 and June 30, 2024 except for the guarantee the Company provided to Nanjing Baishi Cloud Technology Co., Ltd. (“Nanjing Baishi Cloud”), also see Note 19.

19 - RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties

Name	Relationship with the Company
Gangjiang Li	Principle Shareholder
Jinan Zhongshi Huiyun Technology Co., Ltd. (formerly known as “Jinan Huiyun Quantum Technology Co., Ltd.”) (“Jinan Zhongshi Huiyun”)	46.01% controlled by Gangjiang Li and 1.36% controlled by Yi Ma
Nanjing Guosheng Huaxing Technology Co., Ltd. (“Nanjing Guosheng Huaxing”)	26.32% controlled by Gangjiang Li and 13.43% controlled by Yi Ma
Bejing Guosheng Huaxing Technology Co., Ltd. (“Beijing Guosheng Huaxing”)	Controlled by Gangjiang Li
Beijing Zhongshi Huiyun Technology Co., Ltd. (“Beijing Zhongshi Huiyun”)	Controlled by Gangjiang Li
Nanjing Baishi Cloud Technology Co. Ltd. (“Nanjing Baishi Cloud”)	Controlled by Gangjiang Li
Nanjing Baishi Cloud Technology Co., Ltd. (“Nanjing Baishi Cloud”)	Controlled by Gangjiang Li

2) Transactions with related parties

During the six months ended December 31, 2024 and 2023, the transactions with related parties were as follows:

Sales to related parties

	For the Six Months Ended December 31,
	2024	2023
Nanjing Guosheng Huaxing	5,868	5,868

Guarantees with related parties

On December 5, 2022, Nanjing BaiJiaYun entered into a loan guarantee agreement with the Industrial and Commercial Bank of China, pursuant to which, Nanjing BaiJiaYun provided guarantee for a loan in the principal amount of RMB46.0 million (approximately $6.3 million) from the Industrial and Commercial Bank of China to Nanjing Baishi Cloud. The term of the loan is from December 5, 2022 to September 29, 2032. Through providing the guarantee, the Company has a variable interest in Nanjing Baishi Cloud but is not its primary beneficiary, because the Company does not have the power to direct the activities of Nanjing Baishi Cloud that most significantly impact its economic performance. The Company did not provide other financial support to Nanjing Baishi Cloud. A comparison of the carrying amounts of the guarantee recognized in the consolidated balance sheet and the maximum exposure to loss as a result of providing the guarantee is presented as follows.

		Maximum
	Carrying	exposure to
	Amount	loss
Guarantee provided by the Company to Nanjing Baishi Cloud	$—	$6,343,690

In June 2023, Mr. Gangjiang Li provided guarantee with maximum guaranteed amount of RMB30.0 million (approximately $4.1 million) on a credit line agreement entered into between BaiJia Cloud Technology and China Merchants Bank. The term of the guarantee is from June 29, 2023 to June 28, 2024.

As of December 31, 2024 and June 30, 2024, the balances with related parties were as follows:

	December 31,	June 30,
	2024	2024
Prepayments - related parties
Nanjing Guosheng Huaxing	64,622	64,908
	64,622	64,908

Accounts payable - related parties
Jinan Zhongshi Huiyun	384,379	-
	384,379	-

Due to related parties
Beijing Guosheng Huaxing	24,660	66,050
Beijing Zhongshi Huiyun	32,880	49,538
	57,540	115,588

20 - SUBSEQUENT EVENTS

The Company evaluated its subsequent events through February 28, 2025, the date the unaudited condensed consolidated financial statements were available to be issued.

In January 2025, the Company transferred 32% of Baijiayi Digital Technology (Henan) Co., Ltd. to a third party with consideration of nil. After the transaction, the Company holds 19% equity interest in Baijiayi Digital Technology (Henan) Co., Ltd.